Exhibit 99.1

NEWS RELEASE – INSIDE AND REGULATED INFORMATION

9 JANUARY 2023, 4PM ET / 22:00 CET

MDxHealth Reports Preliminary 2022 Revenues

and Reaffirms 2023 Revenue Guidance

IRVINE, CA, and HERSTAL, BELGIUM – January 9, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, today reported preliminary 2022 revenues and reaffirmed its 2023 revenue guidance. The Company expects to report 2022 revenues of approximately $37 million, with a year-end cash balance of $15.5 million. The Company is also reaffirming its previously issued 2023 revenue guidance of $65-$70 million.

Michael K. McGarrity, CEO of mdxhealth, commented: “In 2023, we are focused on operating execution and believe that improved reimbursement, along with our expanded diagnostic product offering will drive growth as reflected in our guidance. With the recent acquisition from Exact Sciences of the Genomic Prostate Score® (GPS) test (formerly Oncotype DX GPS), we believe mdxhealth is now a leader in the field of personalized diagnostic solutions focused exclusively on urology, and that our expanded menu will provide our urology customers with a more comprehensive offering of clinically actionable diagnostics to support a clear pathway for patients suspected of or diagnosed with prostate cancer. We are committed to building value for all of our stakeholders including patients, customers and shareholders.”

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

2023 Reporting Calendar

●	March 1, 2023: 2022 FY results

●	April 26, 2023: Q1-2023 business update

●	May 25, 2023: Annual general shareholders’ meeting

●	August 23, 2023: Publication of H1-2023 results

●	October 25, 2023: Q3-2023 business update

Financial information and auditor review

The preliminary unaudited financial data for the year ended December 31, 2022 set forth above is derived from preliminary internal financial reports. The Company has not yet finalized its complete results of operations for the year ended December 31, 2022. The Company and its auditors may identify items that would require the Company to make adjustments, some of which could be material, to the preliminary unaudited financial data set forth above.

For more information:

mdxhealth info@mdxhealth.com
LifeSci Advisors (IR & PR) US: +1 949 271 9223 ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.